UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)(1)

Aftermarket Technology Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

008318 10 7

(CUSIP Number)

Joseph Salamunovich, 1 Oak Hill Center, Suite 400, Westmont, IL  60559, (630) 455-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Equity Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,409,939

	8.	Shared Voting Power 1,930,539

	9.	Sole Dispositive Power 5,409,939

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,340,478

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 35.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Equity Partners I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 863,678

	8.	Shared Voting Power 1,930,539

	9.	Sole Dispositive Power 863,678

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,794,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Capital Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,409,939

	8.	Shared Voting Power 1,930,539

	9.	Sole Dispositive Power 5,409,939

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,340,478

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 35.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Capital Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 863,678

	8.	Shared Voting Power 1,930,539

	9.	Sole Dispositive Power 863,678

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,794,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,409,939

	8.	Shared Voting Power 1,930,539

	9.	Sole Dispositive Power 5,409,939

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,340,478

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 35.7%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Advisors, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 863,678

	8.	Shared Voting Power 1,930,539

	9.	Sole Dispositive Power 863,678

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,794,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard R. Crowell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,204,156

	9.	Sole Dispositive Power 9,148

	10.	Shared Dispositive Power 6,273,617

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,204,156

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald L. Parsky (see Item 2(8))

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,204,156

	9.	Sole Dispositive Power 15,000

	10.	Shared Dispositive Power 6,273,617

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,204,156

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard K. Roeder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,204,156

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,273,617

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,204,156

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trustees of General Electric Pension Trust I.R.S. #14-6015763

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,397,165

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,397,165

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,397,165

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) EP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GE Asset Management Incorporated, as Investment Manager to GEPT (as defined below) I.R.S. #06-1238874

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,397,165

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,397,165

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,397,165

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) IA, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company I.R.S. #14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Disclaimed (See 11 below)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Disclaimed (See 11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Company

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Disclaimed (See 11 above)

13.	Percent of Class Represented by Amount in Row (11) N/A

14.	Type of Reporting Person (See Instructions) CO

Item 1	Security and Issuer

This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of Aftermarket Technology Corp., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1 Oak Hill Center, Suite 400, Westmont, IL  60559.

Item 2.	Identity and Background
This Schedule 13D is being filed by:

1)                   Aurora Equity Partners L.P. (“AEP”), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  The general partner of AEP is ACP (defined below), whose general partner is AAI (defined below).

2)                   Aurora Capital Partners L.P. (“ACP”), is a Delaware limited partnership which principal business is that of general partner of AEP located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  The general partner of ACP is AAI.  The limited partners of ACP are Messrs. Richard R. Crowell (“Crowell”), Gerald L. Parsky (“Parsky”), and Richard K. Roeder (“Roeder”).

3)                   Aurora Advisors, Inc. (“AAI”), is a Delaware corporation which principal business is that of general partner of ACP located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Crowell, Parsky and Roeder are the sole stockholders and directors of AAI.  For information with respect to the identity and principal occupation of each executive officer of AAI, see Schedule A attached hereto and incorporated by reference herein.

4)                   Aurora Overseas Equity Partners I, L.P. (“AOEP”), is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  AEP and AOEP are hereinafter referred to as the “Aurora Partnerships.”  The general partner of AOEP is AOCP (defined below), whose general partner is AOAL (defined below).

5)                   Aurora Overseas Capital Partners L.P. (“AOCP”), is a Cayman Islands exempted limited partnership which principal business is that of general partner of AOEP located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  The general partner of AOCP is AOAL.  The limited partners of AOCP are Crowell, Parsky and Roeder.

6)                   Aurora Overseas Advisors, Ltd. (“AOAL”), is a Cayman Islands exempted company which principal business is that of general partner of AOCP located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  Crowell, Parsky and Roeder are the sole stockholders and directors of AOAL.  AOAL has no executive officers.

7) Richard R. Crowell (“Crowell”), is a United States citizen whose primary occupation is as a managing director of the investment firm Aurora Capital

Group (“ACG”) located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Crowell, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

8)                   Gerald L. Parsky (“Parsky”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Parsky, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

9)                   Richard K. Roeder (“Roeder”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Roeder, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

10)             Trustees of General Electric Pension Trust (“GEPT”), a New York common law trust which principal business is as a pension trust organized for the benefit of certain employees of General Electric Company located at its principal business and office address c/o GE Asset Management Incorporated, 3003 Summer Street, Stamford, CT 06905, Attn:  Michael Pastore, Esq.  With limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow.  This provision terminates upon the transfer of such shares.  GEPT’s investment manager is GEAM (defined below).

11)             GE Asset Management Incorporated (“GEAM”), is a Delaware corporation and a wholly owned subsidiary of General Electric Company which principal business is a registered investment advisor located at its principal business and office address of 3003 Summer Street, Stamford, CT 06905, Attn:  Michael Pastore, Esq.  GEAM acts as investment manager to GEPT and thus shares in GEPT’s voting and dispositive power.  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each executive officer and director of GEAM.

12)             General Electric Company (“GE”), is a New York corporation which principal business is a diversified manufacturing and financial corporation located at its principal business and office address of 3135 Easton Turnpike, Fairfield, CT 06431.  GEAM is a wholly owned subsidiary of GE and GE reports whenever GEAM reports, although it disclaims beneficial ownership of any and all shares held by GEPT.  GEPT, GEAM and GE are hereinafter referred to as the “GE Entities.”  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each executive officer and director of GE.

Each of the above individuals and entities enumerated in items 1-12 are collectively referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules A or B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules A and B are United States citizens, except that Claudio X. Gonzalez, Director of GE, is a citizen of Mexico, Andrea Jung, Director of GE, is a citizen of Canada, Yoshiaki Fujimori, officer of GE, is a citizen of Japan, and Ferdinando Beccalli, officer of GE, is a citizen of Italy.

Certain stockholders of the Issuer have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion.  In addition, with limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow.  See Item 6 (“Stockholders Agreement”) for additional information concerning the terms of the irrevocable proxy and GEPT’s agreement.

Item 3.	Source and Amount of Funds or Other Consideration

None of the Reporting Persons is making any purchase or other acquisition of the Common Stock at this time.  None of the Reporting Persons has purchased or otherwise acquired any Common Stock not previously reported.

Item 4.	Purpose of Transaction

The Reporting Persons may decide to increase or decrease their investment in the Issuer by acquiring or disposing of shares of Common Stock depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
(a) and (b)

As of February 10, 2004, AEP, ACP and AAI may be deemed to beneficially own 7,340,478 shares of Common Stock, representing approximately 35.7% of the total outstanding shares of Common Stock (based on 20,550,357 shares of the Issuer’s Common Stock outstanding).  AEP, ACP and AAI have sole voting and dispositive power with respect to 5,409,939 shares of Common Stock; have shared voting power with respect to 1,930,539 shares of Common Stock and do not have shared dispositive power with respect to any shares of Common Stock.

As of the same date, AOEP, AOCP and AOAL may be deemed to beneficially own 2,794,217 shares of Common Stock, representing approximately 13.6% of the total outstanding shares of Common Stock.  AOEP, AOCP and AOAL have sole voting and dispositive power with respect to 863,678 shares of Common Stock and shared voting power with respect to 1,930,539 shares of Common Stock.

Of the 1,930,539 shares for which AEP, AOEP, ACP, AOCP, AAI and AOAL have shared voting power, 1,397,165 shares are owned by GEPT and 533,374 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder.  The proxy terminates upon the transfer of such shares.

As of the same date, Messrs. Crowell, Parsky and Roeder may be deemed to each beneficially own 8,204,156 shares of Common Stock, representing approximately 39.9% of the total outstanding shares of Common Stock.  Messrs. Crowell, Parsky and Roeder have shared voting power with respect to 8,204,156 shares of Common Stock and shared dispositive power with respect to 6,273,617 shares of Common Stock, and sole dispositive power with respect to 9,148, 15,000 and 0 shares of Common Stock, respectively.  Of the 8,204,156 shares for which Crowell, Parsky and Roeder have shared voting power, 5,409,939 shares are owned by AEP, 863,678 shares are owned by AOEP, 1,397,165 shares are owned by GEPT and 533,374 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder.  The proxy terminates upon the transfer of such shares.  Of the 6,273,617 shares for which Crowell, Parsky and Roeder have shared dispositive power, 5,409,939 shares are owned by AEP and 863,678 shares are owned by AOEP.

As of the same date, Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI and ACP, may be deemed to beneficially own 9,226 shares of Common Stock, representing less than 1% of the total outstanding shares of Common Stock.  Mr. Elsea has sole dispositive power and shared voting power with respect to the 9,226 shares of Common Stock.  The 9,226 shares of Common Stock for which Mr. Elsea has shared voting power are subject to an irrevocable proxy granted to AEP and AOEP.

As of the same date, GEPT and GEAM may be deemed to beneficially own 1,397,165 shares of Common Stock, representing approximately 6.8% of the total outstanding shares of Common Stock.  GEPT and GEAM have shared voting and dispositive power with respect to 1,397,165 shares of Common Stock.  GE disclaims beneficial ownership of any and all shares held by GEPT.

(c)

On December 16, 2003, the Issuer filed a Schedule TO with the Commission (the “Schedule TO”) disclosing its offer to purchase up to 2,638,500 shares, or such lesser number of shares as are properly tendered, of its Common Stock, at a price not greater than $15.75 nor less than $13.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares.  Issuer’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, originally filed with the Schedule TO, as such terms and conditions were amended and supplemented on January 6, 2004, January 21, 2004, January 27, 2004 and January 28, 2004 (together, the “Tender Offer”).

The Tender Offer also disclosed that pursuant to a Stock Purchase Agreement entered into on December 15, 2003 (the “Stock Purchase Agreement”), Issuer agreed to purchase an aggregate of 1,169,409 shares of its Common Stock from the Aurora Partnerships at the final tender offer purchase price on the eleventh business day following the date of the last payment made in respect of shares tendered and accepted in the Tender Offer.  On January 27, 2004, Issuer announced that based on the final count of its depositary, American Stock Transfer and

Trust Company, Issuer had accepted for purchase 2,638,500 shares of common stock at $15.75 per share.  As a result, on February 10, 2004, Issuer purchased 1,169,409 shares of its Common Stock from the Aurora Partnerships at the final tender offer price of $15.75.  The final allocations of shares purchased by Issuer were 1,008,418 shares of Common Stock from AEP and 160,991 from AOEP.  For additional information on the Tender Offer and the Stock Purchase Agreement, see the Schedule TO and the documents filed as exhibits thereto filed with the SEC on December 16, 2003, as amended and supplemented on January 6, 2004, January 21, 2004, January 27, 2004 and January 28, 2004, each of which is incorporated by reference herein.

In addition, Roeder disposed of 1,000 shares of Common Stock through a bona fide gift to charity on January 21, 2004.
(d)

The right to receive distributions, and proceeds from the sale of the 5,409,939 and 863,678 shares of Common Stock held of record by AEP and AOEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in AEP and AOEP.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement.  AEP, AOEP, GEPT and Messrs. Crowell, Parsky and Roeder are parties to that certain Stockholders Agreement, dated August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (as amended to date, the “Stockholders Agreement”).  Under the Stockholders Agreement, certain stockholders of the Issuer have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion.  The aggregate number of shares subject to such irrevocable proxy is 533,374 shares as of February 10, 2004, or 2.6% of the total outstanding shares of Common Stock.  Each proxy terminates upon the earlier to occur of the transfer of the subject shares or July 31, 2004.  In addition, with limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow.  This provision terminates upon the transfer of such shares.  GEPT may be deemed to beneficially own 1,397,165 shares of Common Stock, representing approximately 6.8% of the total outstanding shares of Common Stock.  Finally, the parties to the Stockholders Agreement have agreed to provide the Issuer with written notice prior to any proposed transfer of their shares of Common Stock.

The Stockholders Agreement also provides that if, after the Aurora Partnerships distribute their shares of Common Stock to their limited partners, any such limited partner holds 10% or more of the outstanding Common Stock, such limited partner (the “Demand Holder”) will have the right to require the Issuer to use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the resale of the Demand Holder’s shares in an underwritten offering.  If following such offering the Demand Holder still holds 10% or more of the outstanding Common Stock, the Demand Holder will have one additional “demand” registration right.

The Issuer will bear all expenses incident to any registration effected pursuant to the Stockholders Agreement, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder.  Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

In connection with a December 1996 private placement to GEPT, the Issuer granted a “demand” registration right to GEPT.  Such registration right covers the 955,794 shares issued in the private placement as well as 300,000 shares of Common Stock owned by GEPT prior to the private placement.  Pursuant to this registration right, GEPT may, subject to certain limitations, require the Issuer to use its best efforts to file a registration statement under the Securities Act covering the resale of such shares of Common Stock.  In addition, GEPT was granted a “piggyback” registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual “demand” registration right granted by the Issuer in the future.  All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Issuer.  GEPT and any underwriters through whom shares are sold on behalf of GEPT will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.  GEPT’s registration rights have been exercisable since December 20, 1999.

The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

Management Services Agreement.  The Issuer also pays to ACP a base annual management fee, currently set at approximately $330,000, for advisory and consulting services pursuant to a written management services agreement (the “Management Services Agreement”).  ACP is also entitled to reimbursements from the Issuer for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the Management Services Agreement.  The base annual management fee is subject to increase, at the discretion of the disinterested members of the Issuer’s Board of Directors, by up to an aggregate of $250,000 in the event the Issuer consummates one or more significant corporate transactions.  The base annual management fee has not been increased as a result of any of the Issuer’s acquisitions.  The base annual management fee is also subject to increase for specified cost of living increases although no such adjustment has been made in the last three years.  If the Issuer’s EBITDA in any year exceeds management’s budgeted EBITDA by 15.0% or more for that year, ACP will be entitled to receive an additional management fee equal to one half of its base annual management fee for such year.  Because the Issuer’s EBITDA did not exceed management’s budgeted EBITDA by 15.0% in 2003, ACP did not receive this additional management fee in 2003.  In the event the Issuer consummates any significant acquisitions or dispositions, ACP will be entitled to receive a closing fee from the Issuer equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million.

Notwithstanding the foregoing, no payment will be made to ACP pursuant to the Management Services Agreement at any time that certain events of default shall have occurred and be then continuing under the Issuer’s bank credit facility.  The Management Services Agreement also provides that the Issuer shall provide ACP and its directors, employees, partners and affiliates with customary indemnification against all actions not involving gross negligence or willful misconduct.

The base annual management fee payable to ACP will be reduced as the collective beneficial ownership of Common Stock by the Aurora Partnerships declines below 50% as follows:  for any period during which the collective beneficial ownership of the Aurora

Partnerships is less than 50% but at least 40%, the base annual management fee payable for the period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above, the “Original Fee”); for any period during which the Aurora Partnerships’ collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of the Original Fee; and for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of the Original Fee.  At the beginning of 2002 the annual management fee was $550,000 but was reduced to $330,000 in September 2002 when the Aurora Partnerships’ collective beneficial ownership declined from approximately 66% to approximately 40% upon the completion of a secondary public offering in which the partnerships, GEPT and holders of shares subject to the Aurora Proxy sold an aggregate of 3.94 million shares.  If the Aurora Partnerships’ collective beneficial ownership declines below 20%, the Management Services Agreement will terminate.  Effective May 1, 1998, the Management Services Agreement was assigned by ACP to Aurora Management Partners LLC, a Delaware limited liability company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1                        Stockholders Agreement, dated as of August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (the Stockholders Agreement) (previously filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-4 filed on November 30, 1994, Commission File No. 33-86838, and incorporated herein by this reference)

Exhibit 2                        Amendment No. 1 to the Stockholders Agreement, dated as of June 24, 1996 (previously filed as Exhibit 10.38 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 3                        Amendment No. 2 to the Stockholders Agreement, dated as of October 24, 1996 (previously filed as Exhibit 10.39 to Amendment No.  2 to the Issuer’s Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 4                        Amendment No. 3 to Stockholders Agreement, dated as of December 4, 1996 (previously filed as Exhibit 10.4 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

Exhibit 5                        Amendment No. 4 to Stockholders Agreement, dated as of December 16, 1996 (previously filed as Exhibit 10.5 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

Exhibit 6                        Amended and Restated Management Services Agreement, dated as of November 18, 1996, by and among the Issuer, the Issuer’s subsidiaries, and Aurora Capital Partners L.P. (previously filed as Exhibit 10.4 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 filed on October 25, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 7 Joint Filing Agreement by and among AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Parsky, Roeder, GEPT, GEAM and GE, dated

September 20, 1999 (previously filed as Exhibit 7 to Amendment No. 2 to the Issuer’s Schedule 13D filed September 20, 1999, and incorporated herein by this reference)

Exhibit 8                        Stock Purchase Agreement by and among the Company, AEP and AOEP, dated as of December 15, 2003 )(previously filed as Exhibit d(1) to the Issuer’s Schedule TO filed December 16, 2003, and incorporated herein by this reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS L.P.

By:	Aurora Capital Partners L.P., its general partner

By:	Aurora Advisors, Inc., its general partner

By:	/s/ Richard K. Roeder	February 18, 2004
Richard K. Roeder, Vice President

AURORA OVERSEAS EQUITY PARTNERS I, L.P.

By:	Aurora Overseas Capital Partners L.P., its general partner

By:	Aurora Overseas Advisors, Ltd., its general partner

By:	/s/ Richard K. Roeder	February 18, 2004
Richard K. Roeder, Director

AURORA CAPITAL PARTNERS L.P.

By:	Aurora Advisors, Inc., its general partner

February 18, 2004

By:	/s/ Richard K. Roeder
Richard K. Roeder, Vice President

AURORA OVERSEAS CAPITAL PARTNERS L.P.

By:	Aurora Overseas Advisors, Ltd., its general partner

By:	/s/ Richard K. Roeder	February 18, 2004
Richard K. Roeder, Director

AURORA ADVISORS, INC.

February 18, 2004

By:	/s/ Richard K. Roeder
Richard K. Roeder, Vice President

AURORA OVERSEAS ADVISORS, LTD.

By:	/s/ Richard K. Roeder	February 18, 2004
Richard K. Roeder, Director

	/s/ Richard R. Crowell	February 18, 2004
RICHARD R. CROWELL

	/s/ Richard K. Roeder	February 18, 2004
RICHARD K. ROEDER

	/s/ Gerald L. Parsky	February 18, 2004
GERALD L. PARSKY

GENERAL ELECTRIC PENSION TRUST

By:	GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore	February 18, 2004
Michael M. Pastore, Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore	February 18, 2004
Michael M. Pastore, Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers	February 18, 2004
John H. Myers, Vice President

SCHEDULE A

AURORA ADVISORS, INC. EXECUTIVE OFFICERS

The business address of each of the persons listed below is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

OFFICERS	POSITION(S)

Gerald L. Parsky	Chairman of the Board and managing director of AAI

Richard K. Roeder	Vice President and Assistant Secretary and managing director of AAI

Richard R. Crowell	President and Secretary and managing director of AAI

Frederick J. Elsea, III	Chief Financial Officer and Chief Financial Officer of AAI

SCHEDULE B

GE ASSET MANAGEMENT INCORPORATED

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06905.

The names and principal occupations of the officers of GE Asset Management Incorporated (“GEAM”) are as follows:

John H. Myers	President and Chief Executive Officer

Eugene K. Bolton	Executive Vice President – Domestic Equity Investments

Michael J. Cosgrove	Executive Vice President – Sales and Marketing

Ralph R. Layman	Executive Vice President – International Equity Investments

Alan M. Lewis	Executive Vice President – General Counsel and Secretary

Robert A. MacDougall	Executive Vice President – Fixed Income

Geoffrey R. Norman	Executive Vice President – Marketing

Donald W. Torey	Executive Vice President – Real Estate and Private Equities

John J. Walker	Executive Vice President – Chief Financial Officer

William R. Wright	Executive Vice President – GE Insurance

Anthony J. Sirabella	Senior Vice President – Chief Information Officer

Pamela K. Halligan	Vice President – Human Resources

William F. Ruoff, III	Vice President – Quality Senior

Greg O. Bouleris	Vice President – Strategic Operations

Stephen N. DeVos	Senior Vice President – Fixed Income

Kathryn Karlic	Senior Vice President – Fixed Income

Thomas M. Powers	Senior Vice President – GE Insurance

Paul M. Colonna	Senior Vice President – Fixed Income

William M. Healey	Senior Vice President – Fixed Income

Mark R. Delaney	Senior Vice President – Fixed Income

Gregory B. Hartch	Senior Vice President – Fixed Income

Kathleen S. Brooks	Vice President – Fixed Income

Vita-Marie Pike	Vice President – Fixed Income

Eric H. Gould Craig	Vice President – Fixed Income

M. Enright	Vice President – Fixed Income

Paul Gerard	Vice President – Fixed Income

Brad G. Postema	Vice President – Fixed Income

Cindy J. Heidel	Vice President – Fixed Income

Alfredo Chang	Vice President – Fixed Income

John W. Deaton	Vice President—Fixed Income

Frederick W. Jackson	Vice President—Fixed Income

Mark H. Johnson	Vice President—Fixed Income

Walter A. Neeves	Vice President—Fixed Income

Lora J. Simon	Vice President—Fixed Income

David A. Tiberii	Vice President—Fixed Income

Don J. Duncan	Vice President – Money Market Investments

Michael J. Caufield	Senior Vice President – Fixed Income

Craig M. Varrelman	Vice President – Fixed Income Product Manager

Susan M. Courtney	Vice President – Fixed Income

Stella V. Lou DeLucia	Vice President – Fixed Income

Brian Hopkinson	Senior Vice President – International Equity Portfolios

Daizo Motoyoshi	Senior Vice President – International Equity Portfolios

Jonathan L. Passmore	Senior Vice President – International Equity Portfolios

Michael J. Solecki	Senior Vice President – International Equity Portfolios

Judith A. Studer	Senior Vice President – International Equity Portfolios

T. Brent Jones	Vice President – International Equity Portfolios

Peter Gillespie	Vice President – International Equity Portfolios

Christian Langevin	Vice President – International Equity Portfolios

Paul Nestro	Vice President – International Equity Portfolios

Makoto F. Sumino	Vice President – International Equity Portfolios

Gail Snyder	Senior Vice President – GE Insurance

Deborah C. Towner	Senior Vice President – Real Estate

Philip A. Riordan	Senior Vice President – Real Estate

Jon M. Lucia	Senior Vice President – Fixed Income Private Placements

Morian C. Mooers	Vice President – Fixed Income Private Placements

Thomas D. Mockler	Vice President – Fixed Income

Robert McCorkle	Vice President – Fixed Income

John R. Endres	Vice President – Fixed Income Private Placements

Stephen R. De Motto	Vice President – Fixed Income Private Placements

Colin M. Elder	Vice President – Real Estate

Daniel J. Sheehan	Vice President – GE Insurance Risk

Curt Dawson	Vice President – Real Estate

B. Bradford Barrett	Vice President – Real Estate

Robert P. Gigliotti	Vice President – Real Estate

Gerald Karr	Vice President – Real Estate

James M. Mara	Senior Vice President – International Private Equities

Andreas T. Hildebrand	Vice President – Private Equities

Patrick J. McNeela	Vice President – Private Equities

James Mitchell, Jr	Vice President – Private Equities

Paolo G. M. Simonato	Vice President—International Private Equities

David W. Wiederecht	Vice President – Private Equities

Christopher D. Brown	Senior Vice President – Equity Portfolios

David B. Carlson	Senior Vice President – Equity Portfolios

Damian J. Maroun	Senior Vice President – Equity Trading

Paul C. Reinhardt	Senior Vice President – Equity Portfolios

Nancy A. Ward	Senior Vice President – Equity Portfolios

Ralph E. Whitman	Senior Vice President – Equity Portfolios

Christopher W. Smith	Senior Vice President – Equity Investments

Richard L. Sanderson	Senior Vice President – Equity Research

Diane M. Wehner	Senior Vice President – Equity Portfolios

George A. Bicher	Vice President – Equity Investments

Clemence C. Garcia	Vice President – Equity Investments

Gerald L. Igou	Vice President – Equity Investments

Michael Isakov	Vice President – Equity Investments

Sandra J. O’Keefe	Vice President – Equity Investments

John H. Schaetzl	Vice President – Equity Investments

Christopher J. Sierakowski	Vice President – Equity Investments

Charles F. Stuart	Vice President – Equity Investments

Steven M. Fierstein	Vice President – Equity Investments

Thomas R. Lincoln	Vice President – Equity Investments

Anthony J. Mariani	Vice President – Equity Investments

Walter P. Ruane	Vice President – Equity Investments

Ravi K. Pamnani	Vice President – Equity Investments

Mary R. Stone	Vice President – Trade Operations

Ronald Gilbert	Senior Vice President – GE Insurance Risk

Gareth J. Davies	Vice President – Risk Management

Thomas R. Kinsley	Vice President – GE Insurance Finance

Sheri F. West	Vice President – Financial Planning & Analysis

Lowell E. Haims	Vice President – Controller

John F. Robbins	Vice President – Compliance

Jane E. Hackney	Vice President – Equity Portfolio Management

Robert M. Jarnutowski	Vice President – Fixed Income Private Placements

Erica K. Evans	Vice President – Client Portfolio Management

Michael J. Tansley	Vice President – Finance Integration Quality

Christopher J. Costello	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Diane S. Dix	Vice President – Assoc. Gen. Counsel Private Equities & Asst. Secretary

Leanne R. Dunn	Vice President – Assoc. Gen. Counsel Real Estate & Asst. Secretary

Jeanne M. La Porta	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Patricia Merrill	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore	Vice President – Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Sec.

Margarette Shim	Vice President—Assoc. Gen. Counsel & Asst. Secretary

Scott A. Silberstein	Vice President – Assoc. Gen. Counsel & Asst. Secretary

Matthew J. Simpson	Senior Vice President, Gen. Counsel–Investment Services & Asst. Secretary

David M. Maryles	Vice President – Tax Counsel

The names and principal occupations of the Directors of GEAM are as follows:

NAME	PRESENT PRINCIPAL OCCUPATION

Eugene K. Bolton	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Pamela K. Halligan	Vice President – Human Resources of GEAM

William R. Wright	Executive Vice President – GE Insurance

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

Geoffrey R. Norman	Executive Vice President of GEAM and Trustee of GEPT

Anthony J. Sirabella	Senior Vice President – Chief Information Officer of GEAM

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer

P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Comptroller

F. Beccalli	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - GE Europe

C.T. Begley	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President - GE Transportation Systems

D.L. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 45215	Senior Vice President - GE Aircraft Engines

J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Vice President- GE Appliances

W.H. Cary	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President - Investor Communications

K.A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Vice President and G.E. Treasurer

W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Human Resources

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

B.B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President - General Counsel

S.C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President - G.E. Global Research

S. Fitzsimons	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President - Corporate Financial Planning and Analysis

M.D. Fraizer	General Electric Company 6620 W. Broad Street Richmond, VA 23230	Senior Vice President - GE Insurance

Y. Fujimori	General Electric Company 21 Mita 1-chome Meguro-ku 3d Floor Alto Tokyo, Japan 153-0062	Senior Vice President- GE Asia

A.H. Harper	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Equipment Management

B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Law and Public Affairs

J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President - GE Medical Systems

R.A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development

J. Krenicki, Jr.	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President - GE Advanced Materials

M.A. Neal	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Commercial Finance

D.R. Nissen	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Senior Vice President - GE Consumer Finance

J.A. Parke	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - General Electric Company Vice Chairman, GE Capital Corporation

R.R. Pressman	General Electric Company 5200 Metcalf Avenue Overland Park, KS 66201	Senior Vice President - Employers Reinsurance Corporation

G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Chief Information Officer

J.G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Senior Vice President - GE Power Systems

K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Finance and Chief Financial Officer

L.G. Trotter	General Electric Company Appliance Park Louisville, KY 40225	Senior Vice President - GE Consumer and Industrial

W.A. Woodburn	General Electric Company 187 Danbury Road Wilton, CT 06897	Senior Vice President- GE Specialty Materials

R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

Ferdinando Beccalli	Italy
Yoshiaki Fujimori	Japan
All Others	U.S.A.

The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.I. Cash, Jr.	General Electric Company	Former Professor of Business
	3135 Easton Turnpike	Administration-Graduate
	Fairfield, CT 06828	School of Business Administration,
Harvard University

D.D. Dammerman	General Electric Company	Vice Chairman of the Board
	3135 Easton Turnpike	and Executive Officer,
	Fairfield, CT 06828	General Electric Company;
Chairman, General Electric
Capital Services, Inc.

A.M. Fudge	Young & Rubicam, Inc.	Chairman and Chief Executive
	285 Madison Avenue	Officer,
	New York, NY 10017	Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico,	Chairman of the Board
	S.A. de C.V.	and Chief Executive Officer,
	Jose Luis Lagrange 103,	Kimberly-Clark de Mexico,
	Tercero Piso	S.A. de C.V.
Colonia Los Morales
Mexico, D.F. 11510, Mexico

J.R. Immelt	General Electric Company	Chairman of the Board
	3135 Easton Turnpike	and Chief Executive Officer,
	Fairfield, CT 06828	General Electric Company

A. Jung	Avon Products, Inc.	Chairman of the Board and
	1345 Avenue of the Americas	Chief Executive Officer,
	New York, NY 10105	Avon Products, Inc.

A.G. Lafley	The Procter & Gamble Company	Chairman of the Board, President
	1 Procter & Gamble Plaza	and Chief Executive
	Cincinnati, OH 45202-3315	The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc.	Chairman, President and
	375 Park Avenue	Chief Executive Officer,
	New York, NY 10152	Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson	Former Chairman and Chief
	100 Albany Street	Executive Officer
Suite 200
New Brunswick, NJ 08901

R.B. Lazarus	Ogilvy & Mather Worldwide	Chairman and Chief
	309 West 49th Street	Executive Officer
New York, NY 10019-7316

S. Nunn	King & Spalding	Former Partner, King & Spalding
191 Peachtree Street, N.E.
Atlanta, Georgia 30303

R.S. Penske	Penske Corporation	Chairman of the Board
	2555 Telegraph Road	and President,
	Bloomfield Hills, MI 48302-0954	Penske Corporation

A.C. Sigler	Champion International	Retired Chairman of the Board
	Corporation	and CEO and former Director,
	1 Champion Plaza	Champion International Corporation
Stamford, CT 06921

R.J. Swieringa	S.C. Johnson Graduate School	Anne and Elmer Lindseth
	Cornell University	Dean and Professor of
	207 Sage Hall	Accounting
Ithaca, NY 14853-6201

D.A. Warner III	J. P. Morgan Chase & Co.	Former Chairman of the Board
The Chase Manhattan Bank and
Morgan Guaranty Trust Co.
of New York
345 Park Avenue
New York, NY 10154

R.C. Wright	National Broadcasting	Vice Chairman of the Board and
	Company, Inc.	Executive Officer, General
	30 Rockefeller Plaza	Electric Company; Chairman
	New York, NY 10112	and Chief Executive Officer,
National Broadcasting Company, Inc.

Citizenship

C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.